Filed Pursuant to Rule 433
Registration No. 333-222676

Term Sheet
August 11, 2020

Issuer:	Toyota Motor Credit Corporation
Security:	Floating Rate Medium-Term Notes, Series B
Title:	Floating Rate Medium-Term Notes, Series B due February 14, 2022
Issuer Senior Long-Term Debt Ratings:	Moody’s Investors Service, Inc.: A1 (negative outlook) S&P Global Ratings: A+ (negative outlook) Fitch Ratings: A+ (negative outlook)
CUSIP/ISIN:	89236THE8 / US89236THE82
Pricing Date:	August 11, 2020
Settlement Date:

August 14, 2020 (T+3)

The Issuer expects that delivery of the notes will be made against payment therefor on the Settlement Date, which will be the third U.S. business day following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the Pricing Date will be required by virtue of the fact that the notes initially will settle in three business days to specify alternative settlement arrangements to prevent a failed settlement and should consult their own investment advisor.

Maturity Date:	February 14, 2022
Principal Amount:	$750,000,000
Price to Public:	100.000%
Underwriting Discount:	0.125%
Net Proceeds to Issuer:	99.875% / $749,062,500
Floating Rate Index:	3 month LIBOR
Floating Rate Spread:	+15 basis points
Index Source:	LIBOR Reuters
Minimum Interest Rate:	0.000%
Interest Payment Frequency:	Quarterly
Initial Interest Rate:	The initial interest rate will be based on 3 month LIBOR determined on August 12, 2020 plus the Floating Rate Spread.
Interest Payment Dates:	Each February 14, May 14, August 14, and November 14, beginning on November 14, 2020 and ending on the Maturity Date
Interest Reset Dates:	The first interest reset date shall be the Settlement Date and thereafter, each Interest Payment Date. Newly reset interest rates shall apply beginning on and including the Interest Reset Date, to but excluding the next Interest Payment Date.
Interest Determination Date:	Second London Banking Day preceding each Interest Reset Date
Day Count Convention:	Actual/360
Business Day Convention:	Modified Following, adjusted
Business Days:	New York and London
Calculation Agent:	Deutsche Bank Trust Company Americas
Governing Law:	New York
Minimum Denominations:	$2,000 and $1,000 increments thereafter
Joint Book-Running Managers:	BNP Paribas Securities Corp. Credit Agricole Securities (USA) Inc. HSBC Securities (USA) Inc. J.P. Morgan Securities LLC MUFG Securities Americas Inc.

Co-Managers:	Academy Securities, Inc. BBVA Securities Inc. Commerz Markets LLC Multi-Bank Securities, Inc. Standard Chartered Bank U.S. Bancorp Investments, Inc.
DTC Number:	#187
Concurrent Offering:	Concurrently with this offering of the notes, the Issuer is also offering by means of separate term sheets: (i) $1,400,000,000 aggregate principal amount of 0.500% Medium-Term Notes, Series B due August 14, 2023 and (ii) $600,000,000 aggregate principal amount of 1.150% Medium-Term Notes, Series B due August 13, 2027 (collectively, the “Other Notes”). This term sheet does not constitute an offer to sell, or the solicitation of an offer to buy, any of the Other Notes. Any offering of the Other Notes may be made only by means of a prospectus and related prospectus supplement.

Additional Risk Factor

Uncertainty about the future of LIBOR may adversely affect the return on the notes and the price at which you can sell the notes in the secondary market, if one exists.

LIBOR and other interest rates or other types of rates and indices which are deemed “benchmarks” are the subject of recent national, international, and other regulatory guidance and proposals for reform. These reforms may cause such benchmarks to perform differently than in the past, to disappear entirely, or have other consequences which cannot be predicted. Any such consequence could have an adverse effect on any notes linked to such a benchmark.

Furthermore, Regulation (EU) 2016/1011 (the “Benchmark Regulation”) was published by the European Parliament and the Council of the European Union on June 8, 2016. The Benchmark Regulation could have an adverse impact on any notes linked to LIBOR, if the methodology or other terms of LIBOR are changed in order to comply with the terms of the Benchmark Regulation, and such changes could (among other things) have the effect of reducing or increasing the rate or level or affecting the volatility of the published rate or level of LIBOR. In addition, the Benchmark Regulation stipulates that each administrator of a benchmark regulated thereunder must be licensed by the competent authority of the member state where such administrator is located. There is a risk that administrators of LIBOR will fail to obtain a necessary license, preventing them from continuing to provide LIBOR as a benchmark or cease to administer LIBOR altogether because of the additional costs of compliance with the Benchmark Regulation and other applicable regulations, and the risks associated therewith.

More broadly, any of the international, national, or other proposals for reform, or the general increased regulatory scrutiny of benchmarks, could increase the costs and risks of administering or otherwise participating in the setting of a benchmark and complying with any such regulations or requirements. Such factors may have the effect of discouraging market participants from continuing to administer or contribute to certain benchmarks, trigger changes in the rules or methodologies used in certain benchmarks, or lead to the disappearance of certain benchmarks. Uncertainty about the future of benchmarks generally, any of the above changes, or any other consequential changes as a result of international, national, or other proposals for reform or other initiatives or investigations, could have an adverse effect on the value of, and return on, any notes linked to a benchmark and the trading market for such notes.

On July 27, 2017, the Chief Executive of the United Kingdom Financial Conduct Authority, which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. The announcement indicates that the continuation of LIBOR on the current basis is not guaranteed. It is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR. In the event that a published LIBOR rate is unavailable, the rate on the notes will be determined as set forth in the related prospectus supplement under “Description of Notes—Interest and Interest Rates—Floating Rate Notes—LIBOR Notes.” While the final Interest Reset Date and Interest Determination Date with respect to the notes will occur in November 2021, before the scheduled discontinuation of LIBOR, the Maturity Date of the notes will occur in February 2022, after the scheduled discontinuation of LIBOR, and, therefore, the risks relating to LIBOR may be heightened with respect to the notes. If a published LIBOR rate is unavailable and banks are unwilling to provide quotations for the calculation of LIBOR as set forth in the related prospectus supplement, the rate of interest on the notes will remain the rate of interest in effect on the applicable Interest Determination Date.

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

This term sheet supplements the related prospectus supplement dated January 25, 2018 and the related prospectus dated January 24, 2018; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and the related prospectus.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the related prospectus supplement and the related prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll free at 1-800-854-5674, Credit Agricole Securities (USA) Inc. toll-free at 1-800-807-6030, HSBC Securities (USA) Inc. toll-free at 1-866-811-8049, J.P. Morgan Securities LLC collect at 1-212-834-4533 and MUFG Securities Americas Inc. toll-free at 1-877-649-6848.

IMPORTANT - EEA AND U.K. RETAIL INVESTORS - The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) or in the United Kingdom (“U.K.”). For these purposes, a retail investor means a person who is one (or more) of the following: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA or in the U.K. has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA or in the U.K. may be unlawful under the PRIIPs Regulation. This term sheet and the related prospectus supplement and prospectus have been prepared on the basis that any offer of the notes in any Member State of the EEA or in the U.K. will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of the notes. Neither this term sheet nor the related prospectus supplement and prospectus is a prospectus for the purposes of the Prospectus Directive.

Additional Selling Restrictions

Japan

Each of the Joint Book-Running Managers and Co-Managers has severally agreed that it will not offer or sell any of the notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan and any branch or other office in Japan of a corporation or other entity organized under the laws of any foreign state), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan.

EEA and the U.K.

Each of the Joint Book-Running Managers and Co-Managers represents, warrants and agrees that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any of the notes to any retail investor in the EEA or in the U.K. For the purposes of this provision:

(a)  the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of MiFID II;

(ii)	a customer within the meaning of the Insurance Mediation Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not a qualified investor as defined in the Prospectus Directive; and

(b)  the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes.

This term sheet and the related prospectus supplement and prospectus have been prepared on the basis that any offer of the notes in any Member State of the EEA or in the U.K. will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of the notes. Neither this term sheet nor the related prospectus supplement and prospectus is a prospectus for the purposes of the Prospectus Directive.

Singapore

This term sheet and the related prospectus supplement and prospectus have not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act (Chapter 289) of Singapore (“SFA”). Accordingly, each Joint Book-Running Manager and Co-Manager has not offered or sold any notes or caused such notes to be made the subject of an invitation for subscription or purchase and will not offer or sell such notes or cause such notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this term sheet, the related prospectus supplement and prospectus, or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such notes, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has subscribed for or acquired the notes pursuant to an offer made under Section 275 of the SFA, except: (i) to an institutional investor (as defined in Section 4A of the SFA) or to a relevant person (as defined in Section 275(2) of the SFA), or to any person arising from an offer referred to in Section 275(1A) of the SFA (in the case of that corporation), or Section 276(4)(i)(B) of the SFA (in the case of that trust); (ii) where no consideration is or will be given for the transfer; (iii) where the transfer is by operation of law; (iv) as specified in Section 276(7) of the SFA; or (v) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

Singapore Securities and Futures Act Product Classification—Solely for the purposes of the Issuer’s obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Switzerland

The notes may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (the “FinSA”) and will not be admitted to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this term sheet, the related prospectus supplement, prospectus nor any other offering or marketing material relating to the notes constitutes a prospectus as such term is understood pursuant to the FinSA, and neither this term sheet nor any other offering or marketing material relating to the notes may be publicly distributed or otherwise made publicly available in Switzerland.

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